Microsoft Word 10.0.6612;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[x] Annual Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004
                          -----------------

                                       OR

[ ] Transition Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-8389


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PS 401(k) PROFIT SHARING PLAN
                               701 Western Avenue
                             Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PUBLIC STORAGE, INC.
                               701 Western Avenue
                             Glendale, CA 91201-2349

                          PS 401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                                TABLE OF CONTENTS

                                                                        Page



Report of Independent Registered Public Accounting Firm                    1


Financial Statements:

  Statements of Net Assets Available
    for Plan Benefits                                                      2

  Statements of Changes in Net Assets
    Available for Plan Benefits                                            3

  Notes to Financial Statements                                        4 - 8


Supplemental Information:

  Schedule I - Schedule of Assets (Held at End of Year)                    9

  Schedule II - Schedule of Reportable Transactions                       10

                                        1
             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

To the Administrative Committee
PS 401(k) Profit Sharing Plan
Glendale, California

We have audited the accompanying statements of net assets available for plan benefits of PS 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LINK, MURREL & COMPANY

Irvine, California
May 25, 2005

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                           December 31, 2004 and 2003


                                                                        2004                2003
                                                                  --------------         ------------
                              ASSETS

  Investments at fair value.....................................  $58,377,895            $52,811,901

  Cash..........................................................       24,041                  1,972

  Receivables:
     Participant contributions..................................       96,350                 96,547
     Employer contributions.....................................      121,060                109,212
     Dividends..................................................      267,074                279,785
                                                                  --------------         ------------
  Total receivables.............................................      484,484                485,544
                                                                  --------------         ------------
  Total assets..................................................   58,886,420             53,299,417
                                                                  ==============         ============

                           LIABILITIES

  Accrued expenses..............................................       43,696                 33,369
                                                                  --------------         ------------
  Total liabilities.............................................       43,696                 33,369
                                                                  --------------         ------------
  Net assets available for plan benefits........................  $58,842,724            $53,266,048
                                                                  ==============         ============


                            See accompanying notes.
                                       2

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

              For the Years Ended December 31, 2004, 2003 and 2002


                                                                 2004              2003              2002
                                                            --------------    -------------   ----------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

      Investment income:
        Net appreciation (depreciation) in fair value of
           investments....................................   $  7,082,444      $  9,869,662    $  (4,438,271)
        Interest income...................................         62,308            25,244             8,395
        Dividend income...................................      1,070,226         1,253,965         1,493,190
                                                            --------------    -------------   ----------------
                                                                8,214,978        11,148,871        (2,936,686)
      Contributions:
        Participant.......................................      2,664,501         2,822,413         2,935,842
        Employer..........................................      2,743,248         2,607,288         2,457,646
                                                            --------------    -------------   ----------------
                                                                5,407,749         5,429,701         5,393,488
                                                            --------------    -------------   ----------------
      Total additions.....................................     13,622,727        16,578,572         2,456,802

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

      Benefits paid to participants.......................      7,982,392         4,787,947         3,328,933
      Administrative expenses.............................         63,659           116,672           154,071
                                                            --------------    -------------   ----------------
      Total Deductions....................................      8,046,051         4,904,619         3,483,004
                                                            --------------    -------------   ----------------
  Net increase (decrease) in net assets available for
     benefits.............................................      5,576,676        11,673,953        (1,026,202)
  Net assets available for benefits - beginning of year...     53,266,048        41,592,095        42,618,297
                                                            --------------    -------------   ----------------
  Net assets available for benefits - end of year.........   $ 58,842,724      $ 53,266,048    $  41,592,095
                                                            ==============    =============   ================


                            See accompanying notes.
                                       3

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2004


1.       Summary of Significant Accounting Principles
         --------------------------------------------

         Basis of Presentation

         PS 401(k) Profit Sharing Plan (the "Plan") encompasses Public Storage, Inc., PS Business Parks, Inc. and their majority owned subsidiaries (the "Company").

         Basis of Accounting
         -------------------

         The financial statements of the Plan are prepared under the accrual basis of accounting.

         Estimates
         ---------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Income Tax Status
         -----------------

         The Plan obtained its latest determination letter on March 14, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         Investment Valuation
         --------------------

         Investments in cash equivalents (liquid funds, money market funds and time deposits) are valued at cost, which approximates fair value.
         Investments in mutual funds are stated at fair value. All other securities are valued at the last reported sale price on the last business day of the Plan year or at the quoted market price. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

2.       Description of the Plan
         -----------------------

         The following description of the plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Note 9 contains information on key changes to the Plan which were effective January 1, 2005, and impact the topics on eligibility and the Company's contribution.

         The PS 401(k) Profit Sharing Plan is a defined contribution plan for the benefit of all permanent employees of the Company who have completed at least one year of service and attained 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions. The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants. Major provisions of the Plan, are as follows:

         Contributions
         -------------

         Employee contributions to the Plan (voluntary contributions) are deferrals of the employee's compensation made through a direct reduction of compensation in each payroll period. The maximum annual tax deferred contribution, excluding catch-up contributions, amount is limited to $13,000 for 2004 and $12,000 for 2003. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. The Company contributes 3% of the employee's compensation for all participants in the Plan. Additional profit sharing amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2004


         Participant Accounts
         --------------------

         Each participant's account is credited with the participant's contribution, the guaranteed Company contribution and allocations of
         (a) the Company's profit sharing contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting
         -------

         Employee deferrals and the 3% guaranteed Company  contribution are 100%
         vested  and   non-forfeitable.   Profit  sharing  Company  contribution
         balances vest over a seven year period.

         Generally, each participant's account becomes 10 percent vested (non-forfeitable) after two years of service (as defined), 20 percent after three years of service and an additional 20 percent for each additional year of service thereafter.

         Upon death, severance by reason of disability, or the attainment of the participant's sixty-fifth birthday, a participant automatically becomes fully vested to the extent of the balance in their account. In the event the Plan is terminated or contributions are completely discontinued, each participant becomes fully vested.

         Investment Options
         ------------------

         For the year ended December 31, 2004, upon enrollment in the Plan, a participant may direct contributions in any of the following twenty-two investment options:

      1.  Highmark Div. Money Market       12. American Funds Growth Fund R3
      2.  Strong Government Securities     13. AIM Opportunities A
      3.  BGI Lifepath Income Fund R       14. AIM Small CAP Growth A
      4.  BGI Lifepath 2010 Class R        15. Oakmark International II
      5.  BGI Lifepath 2020 Class R        16. Fidelity Advisor Equity Growth
      6.  BGI Lifepath 2030 Class R        17. Ivy Science & Technology Y
      7.  BGI Lifepath 2040 Class R        18. PIMCO Real Return Bond
      8.  MFS Value A                      19. Public Storage Common Stock
      9.  Federated Capital Appreciation   20. Public Storage Preferred Stock
      10. Dreyfus S&P 500 Index            21. P.S. Business Parks Stock
      11. Janus Adv CAP Appreciation       22. Scudder Real Estate

         Participants may change their investment options at any time.

         Distributions from the Trust Fund
         ---------------------------------

         Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; or if the participant's vested account balance exceeds $5,000, payment may be deferred until April 1st of the calendar year in which the participant reaches 70 1/2 years of age.

         Additionally, the Plan provides for hardship distributions (as defined) at the discretion of the Plan Administrative Committee.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2004


         Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions. Under certain circumstances, participants enrolled in the Plan prior to and including December 31, 1983 may elect alternative distribution methods.

         Forfeited Accounts
         ------------------

         Forfeitures of profit sharing contributions will be used to reduce the Company's contribution for profit sharing contributions, guaranteed Company contributions or guaranteed matching contributions. At December 31, 2004 and 2003, forfeited nonvested amounts were approximately $1,254,000 and $729,000, respectively. These accounts will be allocated to individual participant's accounts in the ratio that each such eligible participant's compensation bears to the total compensation of all such eligible participants in the plan year the forfeitures are used.

3.       Investments
         -----------

         Union Bank has custody of the investments under a non-discretionary trust agreement with the Plan. The following table presents the fair value of investments. Investments that represent five percent (5%) or more of the Plan's net assets are separately identified. Quoted market prices are used to value investments.

         The fair value of investments held by the Plan are summarized below:


                                                 At December 31, 2004             At December 31, 2003
                                            ------------------------------   ------------------------------
                                               Shares           Amount          Shares           Amount
                                            -------------  ---------------   -------------   --------------
         Money Market Funds                    8,498,252     $  8,498,252       6,235,936     $  6,235,936
         Mutual Funds                          1,021,263       22,777,852       1,096,492       22,968,239
         Equity Securities:
            Public Storage, Inc. Common          409,794       22,846,009         453,948       19,655,222
            Public Storage, Inc. Preferred       126,894        3,643,129         115,441        3,451,686
            PS Business Parks, Inc.
            Common                                13,584          612,653          11,520          500,818
                                            -------------  ---------------   -------------   --------------
                 Total Equity Securities         550,272       27,101,791         580,909       23,607,726
                                            -------------  ---------------   -------------   --------------
         Total Investments                    10,069,787     $ 58,377,895       7,913,337     $ 52,811,901
                                            =============  ===============   =============   ==============


         The following presents the fair value of investments at December 31, 2004 and 2003 that represent five percent (5%) or more of the Plan's net assets:

                                                  2004                 2003
                                            ----------------    ----------------
         Money Market Funds                 $     8,498,252     $      6,235,936
         Mutual Funds:
            Dreyfus S&P 500 Index           $     8,615,718     $     10,230,371
            Strong Government Securities    $     3,230,585     $      4,191,198
         Public Storage, Inc. Common        $    22,846,009     $     19,655,222
         Public Storage, Inc. Preferred     $     3,643,129     $      3,451,686

         During 2004, 2003, and 2002 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2004



                                                       2004              2003              2002
                                                 ---------------    -------------    ---------------
         Mutual Funds........................    $    1,931,914     $   4,260,474    $  (3,946,588)
         Common Stock........................         5,150,530         5,609,188         (491,683)
                                                 ---------------    -------------    ---------------
             Totals                              $    7,082,444     $   9,869,662    $  (4,438,271)



4.       Plan Administration
         -------------------

         The Company's Board of Directors appoints a committee to administer the Plan. The Plan Administrative Committee is now comprised of seven officers and managers of the Company.

         For the plan years ended December 31, 2004, 2003 and 2002, the Plan paid certain trustee and administrative expenses incurred for the administration of the Plan. The Company directly paid for all other expenses related to the Plan.

5.       Benefits Owed To Terminated Participants
         ----------------------------------------

         For financial reporting purposes, disbursements to terminated participants are reported when the check is written. Approximately $20,590,000 and $16,200,000 were owed to terminated participants at December 31, 2004 and 2003, respectively.

6.       Related Party Transactions
         --------------------------

         Certain Plan investment options are the Company's securities. The Company is the plan sponsor as defined by the Plan. The Plan held the following shares in the Company's securities:


                                                 At December 31, 2004             At December 31, 2003
                                             -----------------------------    -----------------------------
                                               Shares           Amount          Shares           Amount
                                             ------------   --------------    -----------    --------------
         Public Storage, Inc. Common             409,794     $ 22,846,009         453,948     $ 19,655,222
         Public Storage, Inc. Preferred          126,894        3,643,129         115,441        3,451,686
         PS Business Parks, Inc. Common           13,584          612,653          11,520          500,818

         Totals                                  550,272     $ 27,101,791         580,909     $ 23,607,726


7.       Risks and Uncertainties
         -----------------------

         The Plan provides for various investment options in any combination of equity, fixed income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.       Concentrations
         --------------

         Investments in the Company's securities comprised approximately of 46% and 45% of the Plan's total investments as of December 31, 2004 and 2003, respectively.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2004


9.       Plan Amendments
         ---------------

         Effective January 1, 2005, the Plan was amended to incorporate the following changes:

         o An employee is eligible to participate in the Plan if he or she is at least 21 years old and has completed 30 days of employment.

         o The Company will no longer offer the guaranteed three percent (3%) contribution of compensation to each participant. o The Company will contribute one dollar ($1.00) for each dollar saved by a participant up to three percent (3%) of compensation.

         o The Company will also contribute an additional fifty cents ($.50) for each dollar that each participant saves in excess of three percent (3%) of compensation but not more than five percent (5%) of compensation. The matching contribution is 100% vested.

                            SUPPLEMENTAL INFORMATION

                                   SCHEDULE I

                          PS 401(k) PROFIT SHARING PLAN
                              SCHEDULE H, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

                   Employer Identification Number: 95-3551121
                                Plan Number: 001


(a)                              (b)                                     (c)                     (d)             (e)
                                                              Description of investment
                                                               including maturity date,
                                                             rate of interest, collateral                        Current
      Identity of issue, borrower, lessor, or similar party      par or maturity date          Cost               Value
-----------------------------------------------------------  ---------------------------     -----------    -------------
                          MONEY MARKET ACCOUNT
           Highmark Div. Money Market                               Money Market             $8,498,252     $  8,498,252

                              MUTUAL FUNDS
           Aim Investment  - Opportunities                          Mutual Fund                       **         167,463
           Aim Investment -  Small Cap Growth A                     Mutual Fund                       **       1,435,303
           American Funds Group - Growth Fund of
             America R3                                             Mutual Fund                       **         251,509
           Barclays Global Investors - LifePath Income              Mutual Fund                       **          20,666
           Barclays Global Investors - LifePath 2010 Class R        Mutual Fund                       **         241,302
           Barclays Global Investors - LifePath 2020 Class R        Mutual Fund                       **           7,155
           Barclays Global Investors - LifePath 2030 Class R        Mutual Fund                       **          36,130
           Barclays Global Investors - LifePath 2040 Class R        Mutual Fund                       **           6,293
           Dreyfus Investment - S&P 500 Index                       Mutual Fund                       **       8,615,718
           Federated Investment - Capital Appreciation A            Mutual Fund                       **       2,323,630
           Fidelity Advisor Investment - Equity Growth              Mutual Fund                       **           8,069
           Ivy - Science & Technology Y                             Mutual Fund                       **       1,084,153
           Janus Advisor Funds - Capital Appreciation A             Mutual Fund                       **       2,832,518
           MFS Investment - Value A                                 Mutual Fund                       **       1,418,745
           Oakmark Funds - International II                         Mutual Fund                       **         774,384
           PIMCO Investment - Real Return Bond                      Mutual Fund                       **         304,558
           Scudder Investment - Real Estate                         Mutual Fund                       **          19,671
           Strong Funds - Government Securities Inv.                Mutual Fund                       **       3,230,585
                                                                                                            --------------
        Total Mutual Funds                                                                                    22,777,852

                            Equity Securities
     *     Public Storage, Inc. Common Stock                        Common Stock                      **      22,846,009
     *     Public Storage, Inc. Preferred Stock                     Preferred Stock                   **       3,643,129
     *     PS Business Parks, Inc. Common Stock                     Common Stock                      **         612,653
                                                                                                            --------------
        Total Equity Securities                                                                               27,101,791
                                                                                                            --------------
        Total Investments                                                                                   $ 58,377,895
                                                                                                            ==============


*  Indicates a party-in-interest of the Plan.

** Pursuant to paragraph 2520.103-11, specifically, the special rule for certain participant directed transactions cost information is omitted as the Plan's investments are participant directed.

                            SUPPLEMENTAL INFORMATION

                                   SCHEDULE II

                          PS 401(k) PROFIT SHARING PLAN
                              SCHEDULE H, LINE 4j -
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                                December 31, 2004

                   Employer Identification Number: 95-3551121
                                Plan Number: 001



A schedule of reportable transactions has not been presented because there were no such transactions noted for the year ended December 31, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    PS 401(k) PROFIT SHARING PLAN

Date: July 11, 2005

                                    By: /s/ Alan Herd
                                        -------------
                                            Alan Herd
                                            Chairman, Administrative Committee